September 27, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Bruce Hollingshead, President
Cascade Technologies Corp.
Suite #358 - 255 Newport Drive
Port Moody BC, CANADA

Re:      Cascade Technologies Corp.
Form SB-2, Amendment filed August 22, 2005
File No. 333-124284

Dear Mr. Hollingshead:

	We have the following comments on your amended filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover
1. Please specify the expiration date of the offering. Also note that any extension of the offering expiration would require a full update and distribution of the prospectus in accordance with the undertaking made in Part II of the registration statement. Prospectus Summary, page 5
2. Concerning comment number five of our prior letter dated May
20,
2005 letter, include your response in its entirety in this section of the prospectus.
3. We note your response to comment number six of our prior letter dated May 20, 2005. Please disclose whether there will be a material difference between the warranties and other legal rights that you and your customers will have with regard to the products you sell and the warranties and legal rights of an authorized distributor of the product or a distributor with a formal franchise agreement with the manufacturer. In addition, consider whether it is appropriate to repeat, in a risk factor the definition of a "non-franchised stocking distributor" who buys and sells semiconductors and all related disclosure that we are requesting in this comment.

Your Reliance on Information Contained in this Prospectus, page 8
4. Please remove or revise the last two sentences of this section in view of the fact that you are required to amend the registration statement to reflect any material changes.

Directors, Executive Officers, Promoters and Control Persons, page
16
5. Indicate with what company Christine Thomas was a sales executive from July, 1998 to February 2003.
6. Please disclose when Christine Thomas` employment with Pioneer
Standard Electronics began.

Business Overview, page 21
7. This section of the prospectus, in many respects, appears promotional, rather than factual, and should be revised to remove all promotional statements, particularly in view of the absence of any operations, supply arrangements or business of any kind of this company since inception. We refer, primarily, to the disclosure on page 22 under "The Market." This information may not be appropriate under the circumstances of this company and we strongly suggest that it be removed.

Our Business, page 21
8. We repeat comment 22 of our prior letter dated May 20, 2005, which
stated:
"Please resolve all discrepancies between the disclosure in the prospectus and that on your website, beginning with which sentence states: `Cascade Technologies is a worldwide, independent distributor of electronic components, semi-conductors and other related products.` Throughout the website revise the verb tense if it gives an incorrect impression regarding whether or not you have begun specific activities. We will review the entire website after your revisions. At that time we may have further comment."
For example, the first sentence under the "Company" section of the website has not been changed, even though your most recent filing states, in the second paragraph under "Business": "We are a development stage company who plans to be a non-franchised stocking disbributor ...."

The Market, page 22
9. We are unable to access the website, https://sia-online.org/downloads/Summary November2004.pdf, which you have referenced several times in the registration statement, including, but not limited to, the end of the first and third paragraphs of this section. We are also unable to access the website, http://wsts.www5.kcom.at/public/pressrelease/pr03-10.doc, which you have referenced in the second paragraph of this section. Please complete the following regarding each reference to each of the websites:

* in your response to this letter explain why we are unable to access the sites, and revise the registration statement, as appropriate;

* disclose in the prospectus the specific location on the website of the information you have referenced;

Industry Overview, page 22
10. Disclose in detail how you anticipate that you will manage each of the risks involved in dealing with European and Asian sources, which risks you describe in the third and fourth paragraphs of this section. Discuss any guarantees you will provide and discuss your potential liabilities in connection with your sales of electronic components.
11. The final paragraph under Industry Overview is industry jargon and should be deleted.

Our Products and Services, page 23
12. We repeat comment number 25 of our prior letter dated May 20, 2005.
13. Disclose your response to comment number 26 of our prior letter dated May 20, 2005, that you have no written contracts.

Government Regulation, page 26
Compliance with EAR, page 26
14. Clarify the effect on your business of not purchasing any products that require a license from the Bureau of Industry and Security, U.S. Department of Commerce.

Reports to Security Holders, page 29
15. Please provide the Commission`s new address, which is:  100 F
Street, N.E., Washington, DC 20549.
16. Please clarify the last sentence of this section that all of the company`s filings and reports with the Commission are available on the SEC website.

Plan of Operations, page 29
17. Update this entire section.
18. Discuss in detail what you mean by the following statement in the first paragraph of this section: "We have secured relationship with
6 potential suppliers for future sales (our emphasis)."

Designated Security/Penny Stock, page 31
19. Please remove from this section the clause, "If such $5.00 minimum bid price is not maintained," because it inaccurately implies that you will definitely, at some time, have a $5.00 minimum bid price that needs to be maintained.

Interim Financial Statements for the nine-months ended May 31,
2005
Statement of operations, F-23
20. Please remove the interim statements of operations for the three months ended May 31, 2005 and 2004. Registration statements require interim financial statements for the year-to-date periods only, in this case, the nine-months ended May 31, 2005 and 2004.
Other
21. Please provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B. Closing Comments

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Angela Halac at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  Adam Shaikh
      By facsimile (702) 549-2265


Bruce Hollingshead, President
Cascade Technologies Corp.
Page 1
September 27, 2005